FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2002

ARCHANGEL DIAMOND CORPORATION
(Registrant's Name)

Suite 205, 10920 West Alameda Avenue
Lakewood, CO 80226
USA

(Address of principal executive offices)

Commission File No.: 0-25816

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The following document, which was made public, filed with the British Columbia, Alberta, Manitoba and Ontario Securities Commissions and the Canadian Venture Exchange is furnished herewith and attached hereto:

- Press Release dated April 1, 2002, updating the status of the lawsuits in Sweden, Russia and the United States with respect to the ongoing Verkhotina Licence Dispute with LUKoil and Arkhangelskgeoldobycha (AGD).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCHANGEL DIAMOND CORPORATION
(Registrant)

Dated: May 2, 2002

By ______________________
Gerald E. Davis
Corporate Secretary

ARCHANGEL
Diamond Corporation
10920 W. Alameda Ave, Suite 205
Lakewood, Colorado 80226
Tel: 303-292-1299
Fax: 303-297-0538

NEWS RELEASE
02-1
Canadian Venture Exchange
Symbol: AAD
42.2 million shares outstanding
APRIL 1, 2002

ARCHANGEL UPDATES STATUS OF LAWSUITS IN SWEDEN, RUSSIA AND THE UNITED STATES

Denver, Colorado - Archangel Diamond Corporation (the "Corporation") reports that the Swedish District Court, which is hearing the Corporation's appeal seeking to determine the competence of the Stockholm Arbitration Tribunal regarding their majority decision of the "no jurisdiction" reached last June, is scheduled for a preparatory conference with the Judge on May 27, 2002 in Stockholm.

Over the past week, three different claims brought by LUKoil and Arkhangelskgeoldobycha ("AGD") against the Corporation have been heard by the Arbitration Court of the Arkhangelsk region. On March 19, 2002, the Judge postponed until April 23, 2002, a hearing on a claim brought by LUKoil, the 74.1% owner of AGD, who is seeking that the July 15, 1999 Verkhotina Agreement entered into between AGD, the Corporation and Almazny Bereg ("AB") be declared invalid. On March 21, 2002, the Court rejected a claim brought by LUKoil which sought a ruling that the arbitration clause in the November 24, 1993 Diamond Venture Agreement ("DVA") between AGD and the Corporation be declared invalid. On March 26, 2002, the Judge postponed a hearing until April 23, 2002, in a case brought by AGD seeking a ruling that the Memorandum of February 25, 1994 between AGD and the Corporation be declared unconcluded and invalid.

The Corporation also reports that a United States Magistrate Judge has established a Scheduling Order pursuant to its plaintiff action against LUKoil and AGD. Such order provides among other things, that discovery is to begin immediately. Each side is entitled to fifteen depositions of fact witnesses plus depositions of each expert witness. Among those ordered to be deposed are Vagit Alexperov, President of LUKoil, Alisher Usmanov, former Deputy Chairman of AGD and Alexei Barinov, LUKoil's appointed General Director of AGD. All discovery must be completed by November 1, 2002. Discovery has been allowed by the Magistrate Judge to speed up the legal process even though the District Court has not made a decision regarding jurisdiction, (that is Federal or State) and no decision has been made with regard to personal jurisdiction over the defendants. The Corporation has moved to remand the case to the Colorado District Court where it was originally filed. If the case is remanded to the Colorado State Court venue, it is hoped that the State Court will adopt the scheduling order of the Federal Court. On March 18, 2002, LUKoil and AGD each filed a claim with the Federal Court seeking a ruling that the action by the Corporation should be dismissed.

Commenting on the multiple lawsuits, Mr. Haddon said, "The cases brought in Russia by LUKoil and AGD are blatant attempts to use their system to abrogate the contracts signed by them and approved by their officers. We are saddened that the Corporation is not developing the diamond deposit, which our joint venture discovered. Unfortunately, we have been forced to litigate nearly all of our contractual rights to protect our shareholders' interests. We will continue to work diligently to try to maximize shareholder value."

In other matters, the special shareholders meeting held in the Corporation's offices on February 25, 2002 approved an increase in headroom of the option plan and the award of options in lieu of salaries to the Corporation's Officers with 93% of those voting, voting in favor.

Archangel Diamond Corporation is an international diamond exploration company that currently owns a 40% interest in Almazny Bereg ("AB"), a Russian international open joint stock company involved in the exploration of the 400 square kilometer Verkhotina Area in the Oblast of Arkhangel'sk in northwestern Russia. De Beers Consolidated Mines Ltd. stated in a technical assessment study based on all exploration work completed through November 3, 1999, that the Grib Pipe has an estimated resource of approximately 98 million tonnes of kimberlite to a depth of 500 meters, containing some 67 million carats of recoverable +1 mm diamonds at an average mining grade of 69 carats per hundred tonnes and an average life-of-mine revenue value of US$79 per carat. The Grib Pipe was discovered in the spring of 1996 as part of the joint exploration program of the Corporation and AGD.

For further information please contact the Corporation at 303-292-1299, fax 303-297-0538, or by e-mail at archangeldiamond@worldnet.att.net or visit the Corporation's web site at .

On behalf of Archangel Diamond Corporation
"Timothy J. Haddon"
CEO and President